Exhibit 23.2

Notice Regarding Lack of Consent of Arthur Andersen L.L.P.

The Audit Committee of the Board of Directors of Allegiance Telecom, Inc. (“Allegiance”) unanimously approved the appointment of KPMG LLP as the independent accountants of Allegiance for the fiscal year ending December 31, 2002, replacing Arthur Andersen LLP (“Arthur Andersen”). Allegiance formally terminated its relationship with Arthur Andersen and engaged KPMG LLP as their independent accountants on May 31, 2002.

The audit reports of Arthur Andersen on the consolidated financial statements of Allegiance as of and for the years ended December 31, 2001, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

As Arthur Andersen ceased operations, XO is unable to obtain from Arthur Andersen a reissued audit report with respect to the financial statements of Allegiance as of and for the fiscal year ended December 31, 2001. Therefore investors’ ability to recover potential losses from Arthur Andersen is limited.